UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

NAME OF REGISTRANT: Alphabet Inc.

NAME OF PERSONS RELYING ON EXEMPTION: The Anti-Defamation League & JLens

ADDRESS OF PERSON RELYING ON EXEMPTION: 605 3rd Ave, New York, NY 10158

WRITTEN MATERIALS: The following written material is attached – Proxy Memorandum, dated April 28, 2026

* * *

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934 as JLens serves as the registered investment adviser to entities that hold, in the aggregate, in excess of $5 million in shares of Alphabet Inc. at the time of filing. This is not a solicitation of authority to vote any proxy. The Anti-Defamation League & JLens are not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by JLens and its affiliates.

PLEASE NOTE: The Anti-Defamation League & JLens are not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

(Written material follows on next page)

PROXY MEMORANDUM

To: Shareholders of Alphabet Inc. (the “Company” or “Alphabet”)

From: The Anti-Defamation League (“ADL”) & JLens (together, “we”)

Date: April 28, 2026

Re: The case to vote AGAINST Proposal 11 (“Shareholder Proposal Regarding a Report on Data Privacy”) on Alphabet’s 2026 Proxy Statement

We Urge You to Vote AGAINST Proposal 11 on Alphabet’s 2026 Proxy Statement

Proposal 11 calls on Alphabet to “issue public reporting … assessing operational, reputational, regulatory and legal risks to [Alphabet] arising from gaps in the Company’s policies, controls, and oversight systems of customer and user data processed through Google Services and Google Cloud.” [1]

Proposal 11 shares many similarities with Proposal 9 from Alphabet’s 2025 proxy statement (the “2025 Proposal”), which received limited shareholder support (~4.5%). [2] [3]

In our view, Proposal 11 is not tailored to a clearly identified, company-specific governance deficiency, but instead reflects a recurring proposal framework that has been applied across multiple issuers. As discussed below, this proposal framework has appeared in a multi-year pattern of shareholder and advocacy activity that aligns with the Boycott, Divestment, and Sanctions (BDS) movement, in this instance, focused on Alphabet's role in Project Nimbus.

Shareholders Should View Proposal 11 in Context, Not in Isolation

Shareholder proposals should be evaluated based on their substance, and in some cases, that substance requires a multi-year lens. When a proponent repeatedly changes the framing while pursuing the same objective, we believe that history matters.

Zevin Asset Management (“Zevin”) (on behalf of Denise and Gerald Bergman), the proponent behind Proposal 11, also filed the 2025 Proposal at Alphabet, seeking a report on Alphabet’s due diligence process for customer use of products and services in “conflict-affected and high-risk areas” (CAHRA), expressly invoking the Company’s Project Nimbus and Israel-related allegations. [4] For context, Zevin is a Boston-based investment advisor that applies a publicly disclosed investment-screening framework that excludes companies it believes have failed to uphold international humanitarian law in conflict-affected and high-risk areas. [5] This CAHRA framing formed the basis of the 2025 Proposal and was reiterated in the proponent's communications concerning Proposal 11. In 2026, Proposal 11 shifts to the language of assessing risks related to customer and user data. [6]

But when the proponent explained why investors should support this year’s proposal, the same target reappeared. In a February 2026 investor outreach email, Zevin urged investors to support Proposal 11 by pointing specifically to “Google Cloud contracts, particularly large-scale government agreements (e.g., Israel)” and to “disclosures related to Project Nimbus.” [7]

When successive proposals from the same proponent use different governance frames but repeatedly direct investor attention to the same contract, we believe shareholders ought to evaluate the proposal in that full context.

The Proponent’s Record Confirms the Pattern

Zevin’s public record indicates that Proposal 11 should be evaluated in the context of a broader pattern of similar proposals, activities and organizational affiliations, including the following:

•	Organizational Affiliations: Zevin's President is a member of the Investment Subcommittee of American Friends Service Committee, an organization that supports the BDS movement and alleges that Alphabet is "profiting from the Gaza genocide." [8] [9] [10]
•	Submission of Shareholder Proposal at Microsoft Corporation (“Microsoft”) Regarding Contracts Involving Israeli Military: In 2025, Zevin co-filed a shareholder proposal at Microsoft calling for increased human rights due diligence, [11] and filed an exempt solicitation raising concerns regarding Microsoft’s cloud services contracts involving the Israeli military. In those materials, a director at Zevin stated that “…continued military support to Israel could lead to charges of complicity.” [12]
•	Public Advocacy Characterizing Technology Companies as Complicit in Israeli Military Actions: In May 2025, a Zevin representative participated as a speaker in a webinar titled "Big Tech and the Assault on Gaza: Shareholder Responsibility Amid a New Age of Militarism," which focused on how “the world’s most powerful private U.S. technology companies are complicit in genocide by enabling the Israeli military….” [13]
•	Divestment from Caterpillar Inc. (“Caterpillar”): In 2015, Zevin excluded Caterpillar from its investment portfolio citing concerns related to Caterpillar’s operations in Israel. The firm characterized Caterpillar’s activities as reflecting “systematic disregard for human rights,” notwithstanding Caterpillar’s role as a supplier within U.S. government-authorized programs. [14]

Across multiple companies and years, the proponent has repeatedly focused on corporate relationships involving Israel or Israeli government-linked activity. While Zevin’s proposals may vary in technical framing, its underlying area of emphasis has been broadly consistent.

In this context, Proposal 11 appears consistent with a broader pattern of proposals that are not tailored to company-specific governance deficiencies, but instead apply a recurring framework focused on a particular set of geopolitical activities. As a result, we believe shareholders should carefully assess whether the requested report would provide company-specific insight that they would actually benefit from or whether it would duplicate existing oversight while introducing a selective application of governance standards that could prove detrimental to the Company.

A Sustained Campaign: Multi-Year BDS-Linked Advocacy Targeting Alphabet

Proposal 11 also arises in the context of a multi-year campaign targeting Alphabet’s Israel-related business activities, particularly Project Nimbus, through a combination of external advocacy, employee activism, boycott efforts, and shareholder pressure. For example, over several years, organizations associated with No Tech for Apartheid, the Palestinian BDS National Committee, Jewish Voice for Peace, and related activist networks have pressed Alphabet through public campaigns, internal employee petitions, protests and sit-ins, calls for consumer and institutional boycotts, and shareholder proposals framed around human rights and due diligence. [15] [16] [17] [18] [19] [20] [21] [22] [23] [24] [25] [26] [27] [28] [29] [30]

This history matters because we believe it helps explain the real context and objective behind Proposal 11. In our view, regardless of its framing, Proposal 11 is consistent with a broader pattern of advocacy that seeks to challenge or stigmatize Alphabet’s lawful commercial relationships involving Israel, rather than simply promote neutral, enterprise-wide oversight. Shareholders should evaluate the proposal with that sustained campaign in mind.

Proposal 11 Applies a Selective Lens to Project Nimbus and Israel

Although Proposal 11 is framed as a broad request for oversight of customer and user data risks, its treatment and invocation of Project Nimbus reflects a more selective framing. In our view, applying heightened scrutiny to a single government customer, without a stated neutral principle explaining why, is not consistent with a globally applied governance standard.

•	Proposal 11 omits the broader reality of Project Nimbus. Project Nimbus is a broad cloud-computing initiative supporting a range of Israeli ministries and functions, including taxation, healthcare, education, and administrative services. [31] [32] The proposal places primary emphasis on potential military or security-related uses, without comparable discussion of the program’s substantial civilian applications or citation to publicly verified instances of misuse.
•	Proposal 11 strips away Israel’s security context. The proposal omits the context of the October 7, 2023 attacks, in which more than 1,200 people were killed and hundreds were taken hostage, as well as the continuing threats facing Israeli civilians. [33] Moreover, the proposal fails to mention that Alphabet’s technology, including cloud-based and AI-enabled tools, could play an important role in protecting Israeli civilians facing persistent terrorist threats. [34] In our view, absent this context, the proposal could lead shareholders to view these uses as uniquely concerning, rather than as part of broader government use of technology for security purposes.
•	Proposal 11 applies a selective standard. While it references other legal and regulatory developments, Project Nimbus is the only specific government cloud relationship it highlights as a supposed illustration of governance failure. The proposal implies that Israel’s use of Alphabet’s technology raises uniquely serious ethical concerns, even though comparable cloud and AI tools are used by governments around the world for legitimate public-sector and public-safety functions. [35] [36] [37] It offers no comparable scrutiny of similar uses elsewhere and provides no neutral principle explaining why Israel alone should be treated as exceptional. In our view, this selective framing is not consistent with a globally applied governance standard.

Taken together, these omissions and inconsistencies suggest that Proposal 11 is not tailored to a specific governance gap at Alphabet, but instead applies a selective lens to a particular subset of Alphabet’s global operations.

This Proposal Could Harm Alphabet and Risk Shareholder Value

We believe approving Proposal 11 may introduce incremental financial and operational risks to Alphabet's public-sector business and competitive position, including:

•	Financial Risk: Proposal 11 could harm profitability by decreasing revenues and increasing expenses. Google Cloud generated approximately $43.2 billion in fiscal year 2024 — representing a growing share of Alphabet’s business. [38] A meaningful portion of this revenue includes public-sector customers, where procurement depends on trust, neutrality, and long-term stability. Disruption of these relationships on non-commercial grounds could materially impair top-line performance. We believe Proposal 11 seeks to impose scrutiny on dealings with sovereign and defense customers in a way that could undermine trust, delay contract awards, and weaken renewals, which could impose unnecessary risk on the Company’s contract procurement and revenue generation.
•	Activist Escalation Risk: We believe the approval of Proposal 11 could lead to additional, successive requests for reporting or policy changes, increasing management time, legal costs, and compliance expenditures without a commensurate governance benefit.
•	Reputational Risk: Proposal 11 asserts that Alphabet’s participation in Project Nimbus “may not align with its data governance principles that prohibit uses that “violate, or encourage the violation of, the legal rights of others,” or for any “invasive” purpose, or anything “that can cause death, serious harm, or injury to individuals or groups of individuals.” [1] In our view, this framing implies that lawful commercial activity with a specific government customer is inherently associated with harm, without citation to verified instances of product misuse. We believe approval of the proposal could amplify these claims and increase scrutiny from media, regulators, and advocacy groups, potentially affecting investor confidence and long-term brand value.

Conclusion: Vote AGAINST Proposal 11 — A Recurring Campaign Repackaged as Governance

JLens and ADL are not opposed to neutral, evenhanded assessments of material privacy, human rights, or data-governance risks. However, Proposal 11 is not such a request. Although framed in broader terms, we believe the proposal is best understood in context as a selective effort focused on Alphabet’s lawful business relationships involving Israel, particularly Project Nimbus, rather than a company-wide governance improvement. As set forth in this memorandum, the proponent’s prior activity clearly indicates that this proposal reflects a recurring campaign repackaged in the language of risk oversight.

It is our view that Proposal 11, if implemented, would introduce reputational, operational, and commercial risks to the Company and its shareholders without offering meaningful governance benefits.

Proposal 11 could invite further selective scrutiny of lawful customer relationships, increase pressure on Alphabet’s public-sector business, and risk undermining confidence in the Company’s ability to serve governments and enterprise customers under a consistent framework. Accordingly, and consistent with the ~4.5% support received by the substantially similar 2025 Proposal, we urge shareholders to vote AGAINST Proposal 11, which would introduce risk without meaningfully improving Alphabet’s oversight or governance.

For more information, please contact Dani Nurick, JLens Director of Advocacy, at dani@jlensnetwork.org.

About the Anti-Defamation League

ADL is the leading anti-hate organization in the world. Founded in 1913, its timeless mission is “to stop the defamation of the Jewish people and to secure justice and fair treatment to all.” Today, ADL continues to fight all forms of antisemitism and bias, using innovation and partnerships to drive impact. A global leader in combating antisemitism, countering extremism and battling bigotry wherever and whenever it happens, ADL works to protect democracy and ensure a just and inclusive society for all.

About JLens

Founded in 2012, JLens is a 501(c)(3) nonprofit and Registered Investment Advisor that empowers investors to align their capital with Jewish values and advocates for Jewish communal priorities in the corporate arena. JLens’ Jewish Investor Network is composed of over 35 Jewish institutions, representing $12 billion in communal capital. In 2022, JLens established an affiliation with ADL (Anti-Defamation League), the leading anti-hate organization in the world. More at www.jlensnetwork.org.

Endnotes:

1. Alphabet Inc., 2026 Definitive Proxy Statement (Form DEF 14A), U.S. Securities and Exchange Commission, April 24, 2026, https://www.sec.gov/ix?doc=/Archives/edgar/data/1652044/000130817926000342/goog-20260424.htm

2. Alphabet Inc., 2025 Definitive Proxy Statement (Form DEF 14A), U.S. Securities and Exchange Commission, April 25, 2025, https://www.sec.gov/Archives/edgar/data/1652044/000130817925000511/goog012701-def14a.htm

3. Alphabet Inc., Form 8-K (Current Report), Item 5.07: Submission of Matters to a Vote of Security Holders. U.S. Securities and Exchange Commission, 2025, https://www.sec.gov/Archives/edgar/data/1652044/000119312525139948/d949049d8k.htm

4. Alphabet Inc., 2025 Definitive Proxy Statement (Form DEF 14A), U.S. Securities and Exchange Commission, April 25, 2025, https://www.sec.gov/Archives/edgar/data/1652044/000130817925000511/goog012701-def14a.htm

5. Zevin Asset Management, LLC, Form ADV Part 2A Brochure, Item 8 (Methods of Analysis, Investment Strategies and Risk of Loss), March 26, 2026, available at https://adviserinfo.sec.gov

6. Alphabet Inc., 2026 Definitive Proxy Statement (Form DEF 14A), U.S. Securities and Exchange Commission, April 24, 2026, https://www.sec.gov/ix?doc=/Archives/edgar/data/1652044/000130817926000342/goog-20260424.htm

7. Zevin Asset Management, Email and Letter to Institutional Investors re: Alphabet Inc. Proposal, February 24, 2026

8. “Meet Our Staff,” Zevin Asset Management, https://www.zevin.com/meet-our-staff

9. “What you should know about AFSC’s support for the BDS movement,” American Friends Service Committee, January 7, 2019, https://afsc.org/news/what-you-should-know-about-afscs-support-bds-movement

10. “Companies Profiting from the Gaza Genocide.” American Friends Service Committee, https://afsc.org/gaza-genocide-companies

11. Microsoft Corporation, Definitive Proxy Statement (Form DEF 14A), U.S. Securities and Exchange Commission, October 21, 2025, https://www.sec.gov/Archives/edgar/data/789019/000119312525245150/d908201ddef14a1.pdf

12. Investor Advocates for Social Justice, Notice of Exempt Solicitation at Microsoft Corporation, U.S. Securities and Exchange Commission, July 24, 2025, https://www.sec.gov/Archives/edgar/data/789019/000121465925010874/j724252px14a6g.htm

13. “Big Tech and the Assault on Gaza: Shareholder Responsibility Amid a New Age of Militarism.” Just Vision, 2025, https://justvision.org/events/big-tech-and-assault-gaza-shareholder-responsibility-amid-new-age-militarism

14. “BDS Fight Moves From Campus to Corporate Boardrooms — and Stakes Rise,” The Forward, August 17, 2015, https://forward.com/fast-forward/319282/bds-fight-moves-from-campus-to-corporate-boardrooms-and-stakes-rise/

15. “STATEMENT on Google Cloud’s acquisition of Israeli start-up Wiz,” No Tech for Apartheid, March 19, 2025, https://medium.com/@notechforapartheid/statement-on-google-clouds-acquisition-of-israeli-start-up-wiz-987cbaf34b0f

16. ADL & JLens, “ADL and JLens Urge Shareholders of Alphabet Inc. to Vote AGAINST Anti-Israel Shareholder Proposal,” May 13, 2025, https://www.adl.org/resources/press-release/adl-and-jlens-urge-shareholders-alphabet-inc-vote-against-anti-israel

17. Zevin Asset Management on behalf of Denise Bergman, Notice of Exempt Solicitation at Alphabet Inc., U.S. Securities and Exchange Commission, 2025, https://www.sec.gov/Archives/edgar/data/1394096/000121465925007295/p59255px14a6g.htm

18. BDS Movement, “About BNC,” https://bdsmovement.net/BNC

19. UCL/BDS at UCL, “UCL, Google DeepMind & Complicity in Israeli Apartheid, Occupation & Genocide,” June 2024, https://bdsatucl.com/wp-content/uploads/2024/10/UCL-DeepMind-BDS-2024-1.pdf

20. InfluenceWatch, “No Tech for Apartheid,” https://www.influencewatch.org/organization/no-tech-for-apartheid/

21. Time, “Exclusive: Google Workers Revolt Over $1.2 Billion Contract With Israel,” Updated January 19, 2026, https://time.com/6964364/exclusive-no-tech-for-apartheid-google-workers-protest-project-nimbus-1-2-billion-contract-with-israel

22. NPR, “Google worker says the company is 'silencing our voices' after dozens are fired,” April 19, 2024, https://www.npr.org/2024/04/19/1245757317/google-worker-fired-israel-project-nimbus-cloud-protestor

23. Ynet News, “Firewall: Google, Microsoft and Amazon face mounting pressure to boycott Israel,” July 15, 2025, https://www.ynetnews.com/tech-and-digital/article/syame6qlel

24. BDS Movement (@BDSmovement), X, April 19, 2024, https://x.com/BDSmovement/status/1781352611238519003

25. The Intercept, “Google Activists Circulated Internal Petition on Israel Ties. Only the Muslim Got a Call from HR,” November 15, 2023, https://theintercept.com/2023/11/15/google-israel-gaza-nimbus-protest/

26. Athena, “500+ Google Workers and Community Activists Protest Company’s Business Relationship with Israel; Claim ‘Google Fuels First AI-Powered Genocide,’” December 14, 2023, https://athenaforall.org/news/2023-google-nimbus-protests/

27. Jerusalem Post, “Anti-Israel Google, Amazon protest accused of ‘astroturf’ BDS campaign,” October 20, 2021, https://www.jpost.com/diaspora/antisemitism/anti-israel-google-amazon-protest-accused-of-astroturf-bds-campaign-682625

28. ADL, “2022 Anti-Israel Shareholder Activism Points to Broader Divestment Strategy,” March 23, 2023, https://www.adl.org/resources/article/2022-anti-israel-shareholder-activism-points-broader-divestment-strategy

29. Common Dreams, “40+ Organizations Join 500+ Tech Workers in Demanding Amazon and Google End All Ties with Israeli Apartheid,” October 13, 2021, https://www.commondreams.org/newswire/2021/10/13/40-organizations-join-500-tech-workers-demanding-amazon-and-google-end-all-ties

30. Common Dreams, “’No Tech for Apartheid’: 40+ Groups Demand Amazon and Google Ditch Israeli Military,” October 13, 2021, https://www.commondreams.org/news/2021/10/13/no-tech-apartheid-40-groups-demand-amazon-and-google-ditch-israeli-military

31. OECD, “Project Nimbus – National Cloud Infrastructure,” OECD.AI Policy Observatory, July 9, 2025, https://oecd.ai/en/dashboards/policy-initiatives/project-nimbus-national-cloud-infrastructure-3871

32. Government of Israel, “About Nimbus Cloud Me In,” April 30, 2023, https://www.gov.il/en/pages/aboutnimbus

33. Office of the Spokesperson, “Two-Year Anniversary of October 7th Attack,” U.S. Department of State, October 7, 2025, https://www.state.gov/releases/office-of-the-spokesperson/2025/10/two-year-anniversary-of-october-7th-attack

34. “Missile Defense Through a Quantum Leap in Artificial Intelligence,” The Jerusalem Strategic Tribune, October 2025, https://www.jstribune.com/gfoeller-rundell-missile-defense-through-a-quantum-leap-in-ai/

35. Google Cloud, “Government Customer Success Stories,” https://cloud.google.com/gov/customer-success-stories

36. Global Government Forum, “UK government agrees deal with Google to tackle legacy tech,” July 15, 2025, https://www.globalgovernmentforum.com/uk-government-agrees-deal-with-google-to-tackle-legacy-tech/

37. Constellation Research, “Google Public Sector AI Agents and the Future of Government,” October 29, 2025 https://www.constellationr.com/insights/news/google-public-sector-ai-agents-and-future-government

38. “How AI Startups Are Fueling Google’s Booming Cloud Business.” TechCrunch, September 18, 2025, https://techcrunch.com/2025/09/18/how-ai-startups-are-fueling-googles-booming-cloud-business/

This communication constitutes an exempt solicitation under Rule 14a-2(b)(1) of the Securities Exchange Act of 1934, as amended. Neither ADL nor JLens is seeking proxy authority. No proxy cards will be accepted. Please vote using Alphabet's official proxy materials and instructions.